SIDLEY AUSTIN llp	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

FOUNDED 1866

November 11, 2009
Via Facsimile and Federal Express
Mr. Jonathan E. Gottlieb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Dear Mr. Gottlieb:
     Thank you again for your phone call on Monday. It was a pleasure to speak with you. Further to that conversation and in an effort to facilitate the Staff’s review, on behalf of Wintrust Financial Corporation (“Wintrust”), I would like to alert you to a few differences between the disclosure contained in Wintrust’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 (the “Third Quarter 10-Q”) (filed November 9, 2009) and that proposed in our letter on behalf of Wintrust dated October 30, 2009 (the “Response Letter’). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to your attention at the Securities and Exchange Commission.
     Specifically, please note that:
     1. In response to comment 1, Wintrust proposed to add disclosure to the “Loans” footnote to its financial statements. Please note that in the Third Quarter 10-Q, such disclosure is located in “Note 7—Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans” (please see the line item entitled “Restructured Loans”).
     2. In response to comments 23 through 25 and comments 27 and 30, Wintrust proposed to include in its Third Quarter 10-Q the disclosure set forth in Exhibit 23 to the Response Letter. Please note, however, that the final form of the “Business Outlook—Recent Performance” subsection section of that exhibit differed from the form contained in the
Sidley Austin llp as a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Jonathan E. Gottlieb
November 11, 2009

Response Letter in a few respects. A marked copy of such disclosure, showing those changes, is attached as Annex A to this letter.
     3. In response to comment 26, Wintrust proposed to add the disclosure contained in Exhibit 26 to the Response Letter to its Third Quarter 10-Q. To avoid confusion, please note that such disclosure was combined with the disclosure contained in the “Federal Government, Federal Reserve and FDIC Programs” subsection of Exhibit 23 to the Response Letter (and is set forth on page 42 of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Third Quarter 10-Q).
     4. In response to comment 31, Wintrust has included its proposed disclosure in the “Liquidity” section of MD&A (beginning on page 76 of the Third Quarter 10-Q), rather than the “Deposits” section of MD&A, as had been proposed in the Response Letter.
     5. In addition, Wintrust’s disclosure in response to comment 33 differed slightly from the disclosure proposed in the Response Letter. A marked copy of such disclosure follows.
~~As of~~ In December ~~31, 2008, the only funds received by~~, 2008 the Company ~~from the federal government were $250 million received in exchange for~~ sold the Series B preferred stock and warrant ~~sold~~ to the federal government in connection with the Company’s participation in Treasury’s Capital Purchase Program. As of December 31, 2008, these were the only funds received by the Company from the federal government. Without the CPP funds, however, Wintrust would have been “well capitalized” as of December 31, ~~2008.~~2008.
     6. In response to comment 42, Wintrust proposed to add disclosure addressing the Staff’s comment to the Loans footnote to its financial statements. However, in the Third Quarter 10-Q, such disclosure is located in “Note 7—Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans” (please see the line items relating to impaired loans).
* * * * *

Mr. Jonathan E. Gottlieb
November 11, 2009

     If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,
/s/ Lisa J. Reategui
Lisa J. Reategui

cc:	Edward J. Wehmer, Wintrust Financial Corporation
David A. Dykstra, Wintrust Financial Corporation
David L. Stoehr, Wintrust Financial Corporation

ANNEX A
~~EXHIBIT 23~~ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition as of September 30, 2009, compared with December 31, 2008 and September 30, 2008, and the results of operations for the nine month periods ended September 30, 2009 and 2008, should be read in conjunction with the our unaudited consolidated financial statements and notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and, as such, future results could differ significantly from management’s current expectations. See the last section of this discussion for further information on forward-looking statements.
Introduction
Wintrust is a financial holding company that provides traditional community banking services, primarily in the Chicago metropolitan area and southeastern Wisconsin, and operates other financing businesses on a national basis through several non-bank subsidiaries. Additionally, Wintrust offers a full array of wealth management services primarily to customers in the Chicago metropolitan area and southeastern Wisconsin.
Overview
Community Banking
As of September 30, 2009, our community banking franchise consisted of 15 community banks (the “banks”) with 78 locations. Through these banks, we provide banking and financial services primarily to individuals, small to mid-sized businesses, local governmental units and institutional clients residing primarily in the banks’ local service areas. These services include traditional deposit products such as demand, NOW, money market, savings and time deposit accounts, as well as a number of unique deposit products targeted to specific market segments. The banks also offer home equity, home mortgage, consumer, real estate and commercial loans, safe deposit facilities, ATMs, internet banking and other innovative and traditional services specially tailored to meet the needs of customers in their market areas.
Profitability of our community banking franchise is primarily driven by our net interest income and margin, our funding mix and related costs, the level of non-performing loans and other real estate owned, the amount of mortgage banking revenue and our history of establishing de novo banks.
Net interest income and margin. The primary source of the our revenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on liabilities to fund those assets, including deposits and other borrowings. Net interest income can change significantly from period to period based on general levels of interest rates, customer prepayment patterns, the mix of interest-earning assets and the mix of interest-bearing and non-interest bearing deposits and borrowings.
Funding mix and related costs. Our most significant source of funding is core deposits, which are comprised of non-interest-bearing deposits, non-brokered interest-bearing transaction accounts, savings deposits and domestic time deposits. Our branch network is our principal source of core deposits, which generally carry lower interest rates than wholesale funds of comparable maturities. Our profitability has been bolstered in recent quarters as fixed term certificates of deposit have been renewing at lower rates given the historically low interest rate levels in place recently and particularly since the fourth quarter of 2008.
Level of non-performing loans and other real estate owned. The level of non-performing loans and other real estate owned can significantly impact our profitability as these loans do not accrue any income, can be subject to charge-offs and write-downs due to deteriorating market conditions and generally result in additional legal and collections expenses. Given the current economic conditions, these costs have been trending higher in recent quarters.
Mortgage banking revenue. Our community banking franchise is also influenced by the level of fees generated by the origination of residential mortgages and the sale of such mortgages into the secondary market. This revenue is significantly impacted by the level of interest rates associated with home mortgages. Recently, such interest rates have been historically low and customer refinancings have been high, resulting in increased fee revenue. Additionally, in December 2008, we acquired certain assets and assumed certain liabilities of the mortgage banking business of Professional Mortgage Partners (“PMP”) for an initial cash purchase price of $1.4 million, plus potential contingent consideration of up to $1.5 million per year in each of the following three years dependent upon reaching certain earnings thresholds. As a result of the acquisition, we significantly increased the capacity of our mortgage-origination operations, primarily in the Chicago metropolitan market. The PMP transaction also changed the mix of our mortgage origination business in the Chicago market, resulting in a relatively greater portion of that business being retail, rather than wholesale, oriented. The primary risk of the PMP acquisition transaction relates to the integration of a significant number of locations and staff members into our existing mortgage operation during a period of increased mortgage refinancing activity. Costs in the mortgage business are variable as they primarily relate to commissions paid to originators.~~1~~
Establishment of de novo operations. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, establishing and acquiring banks, opening new branch facilities and building an experienced management team. Our financial performance generally reflects the improved profitability of our banking subsidiaries as they mature, offset by the costs of establishing and acquiring banks and opening new branch facilities. From our experience, it generally takes over 13 months for new banks to achieve operational profitability depending on the number and timing of branch facilities added.
In determining the timing of the formation of de novo banks, the opening of additional branches of existing banks, and the acquisition of additional banks, we consider many factors, particularly our perceived ability to obtain an adequate return on our invested capital driven largely by the then existing cost of funds and lending margins, the general economic climate and the level of competition in a given market. We began to slow the rate of growth of new locations in 2007 due to tightening net interest margins on new business which, in the opinion of management, did not provide enough net interest spread to be able to garner a sufficient return on our invested capital. Since the second quarter of 2008, we have not established a new banking location either through a de novo opening or through an acquisition, due to the financial system crisis and recessionary economy and our decision to utilize our capital to support our existing franchise rather than deploy our capital for expansion through new locations which tend to operate at a loss in the early months of operation. Thus, while expansion activity during the past three years has been at a level below earlier periods in our history, we expect to resume de novo bank openings, formation of additional branches and acquisitions of additional banks when favorable market conditions return.~~2~~
In addition to the factors considered above, before we engage in expansion through de novo branches or banks we must first make a determination that the expansion fulfills our objective of enhancing shareholder value through potential future earnings growth and enhancement of the overall franchise value of the Company. Generally, we believe that, in normal market conditions, expansion through de novo growth is a better long-term investment than acquiring banks because the cost to bring a de novo location to profitability is generally substantially less than the premium paid for the acquisition of a healthy bank. Each opportunity to expand is unique from a cost and benefit perspective. Factors including the valuation of our stock, other economic market conditions, the size and scope of the particular expansion opportunity and competitive landscape all influence the decision to expand via de novo growth or through acquisition.
Specialty Finance~~3~~
Through our specialty finance segment, we offer financing of insurance premiums for businesses and individuals; accounts receivable financing, value-added, out-sourced administrative services; and other specialty finance businesses. We conduct our specialty finance businesses through indirect non-bank subsidiaries. Our wholly owned subsidiary, ~~FIFC~~First Insurance Funding Corporation (“FIFC”) engages in the premium finance receivables business, our most significant specialized lending niche, including commercial insurance premium finance and life insurance premium finance.

~~1~~	~~This paragraph responds to comment 29.~~

~~2~~	~~This paragraph responds to comment 27.~~

~~3~~	~~This section responds to comment 28.~~

Financing of Commercial Insurance Premiums
FIFC originated approximately $~~[•] billion~~900 million in commercial insurance ~~premiums~~premium finance receivables during the third quarter of 2009. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance.
This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud than relationship lending; however, management has established various control procedures to mitigate the risks associated with this lending. The majority of these loans are purchased by the banks in order to more fully utilize their lending capacity as these loans generally provide the banks with higher yields than alternative investments. Historically, FIFC originations that were not purchased by the banks were sold to unrelated third parties with servicing retained. However, during the third quarter of 2009, FIFC initially sold $~~[●]~~695 million in commercial premium finance receivables to our indirect subsidiary, FIFC Premium Funding I, LLC, which in turn sold $600 million in aggregate principal amount of notes backed by such premium finance receivables in a securitization transaction sponsored by FIFC.
The primary driver of profitability related to the financing of commercial insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit. The commercial insurance premium finance business is a competitive industry and yields on loans are influenced by the market rates offered by our competitors. We fund these loans either through the securitization facility described above or through our deposits, the cost of which is influenced by competitors in the retail banking markets in the Chicago and Milwaukee metropolitan areas.
Financing of Life Insurance Premiums
In 2007, FIFC began financing life insurance policy premiums generally for high net-worth individuals. These loans are originated directly with the borrowers with assistance from life insurance carriers, independent insurance agents, financial advisors and legal counsel. The life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or ~~certificate~~certificates of ~~deposits.~~ deposit. In some cases, FIFC may make a loan that has a partially unsecured position. In July 2009, FIFC expanded this niche lending business segment when it purchased a portfolio of domestic life insurance premium finance loans from certain affiliates of American International Group for an aggregate purchase price of $~~[•]~~685.3 million. ~~The purchased loans had~~ At closing, a portion of the portfolio, with an aggregate unpaid principal balance of approximately $~~[•] million.~~321.1 million, and a corresponding portion of the purchase price of approximately $232.8 million were placed in escrow, pending the receipt of required third party consents.
As with the commercial premium finance business, the primary driver of profitability related to the financing of life insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit.
Profitability of financing both commercial and life insurance premiums is also meaningfully impacted by leveraging information technology systems, maintaining operational efficiency and increasing average loan size, each of which allows us to expand our loan volume without significant capital investment.
Wealth Management
We currently offer a full range of wealth management services through three separate subsidiaries, including trust and investment services, asset management and securities brokerage services, marketed primarily under the Wayne Hummer name.
The primary influences on the profitability of the wealth management business can be associated with the level of commission received related to the trading performed by the brokerage customers for their accounts; and the amount of assets under management for which asset management and trust units receive a management fee for advisory, administrative and custodial services. As such, revenues are influenced by a rise or fall in the debt and equity markets and the resultant increase or decrease in the value of our client accounts on which are fees are based. The commissions received by the brokerage unit are not as directly influenced by the directionality of the debt and equity markets but rather the desire of our customers to engage in trading based on their particular situations and outlooks of the market or particular stocks and bonds. Profitability in the brokerage business is impacted by commissions which fluctuate over time.
Federal Government, Federal Reserve and FDIC Programs~~4~~
Since October of 2008, the federal government, the Federal Reserve Bank of New York (the “New York Fed”) and the Federal Deposit Insurance Corporation (the “FDIC”) have made a number of programs available to banks and other financial institutions in an effort to ensure a well-functioning ~~the~~ U.S. financial system. We participate in three of these programs: the Capital Purchase Program, administered by the U.S. Department of the Treasury (“Treasury”), the Term Asset-Backed Securities Loan Facility (“TALF”), created by the New York Fed, and the ~~Temporarily~~Temporary Liquidity Guarantee Program (“TLGP”), created by the FDIC.
Participation in Capital Purchase Program.~~5~~ In October 2008, the Treasury announced that it intended to use a portion of the initial funds allocated to it pursuant to the Troubled Asset Relief Program (“TARP”), created by the Emergency Economic Stabilization Act of 2008, to invest directly in financial institutions through the newly-created Capital Purchase Program (“CPP”). At that time, U.S. Treasury Secretary Henry Paulson stated that the program was “designed to attract broad participation by healthy institutions” which “have plenty of capital to get through this period, but are not positioned to lend as widely as is necessary to support our economy.”
Our management believed at the time of the CPP investment, as it does now, that Treasury’s CPP investment was not necessary for the Company’s short or long-term health. However, the CPP investment presented an opportunity for us. By providing us with a significant source of relatively inexpensive capital, the Treasury’s CPP investment allows us to accelerate our growth cycle and expand lending.
Consequently, we applied for CPP funds and our application was accepted by Treasury. As a result, on December 19, 2008, we entered into an agreement with the U.S. Department of the Treasury to participate in Treasury’s CPP, pursuant to which we issued and sold preferred stock and a warrant to Treasury in exchange for aggregate consideration of $250 million (the “CPP investment”). As a result of the CPP investment, our total risk-based capital ratio as of December 31, 2008 increased from 10.3% to 13.1%. To be considered “well capitalized,” we must maintain a total risk-based capital ratio in excess of 10%.~~6~~
The terms of our agreement with Treasury impose significant restrictions upon us, including increased scrutiny by Treasury, banking regulators and Congress, additional corporate governance requirements, restrictions upon our ability to repurchase stock and pay dividends and, as a result of increasingly stringent regulations issued by Treasury following the closing of the CPP investment, significant restrictions upon executive compensation. Pursuant to the terms of the agreement between Treasury and us, Treasury is permitted to amend the agreement unilaterally in order to comply with any changes in applicable federal statutes.
The CPP investment provided the Company with additional capital resources which in turn permitted the expansion of the flow of credit to U.S. consumers and businesses beyond what we would have done without the CPP funding. The capital itself is not loaned to our borrowers but represents additional shareholders’ equity that has been leveraged by the Company to permit it to provide new loans to qualified borrowers and raise deposits to fund the additional lending without incurring excessive risk.
Due to the combination of our prior decisions in appropriately managing our risks, the capital support provided from the August 2008 private issuance of $50 million of convertible preferred stock and the additional capital support

~~[4]~~	~~This section responds to comment 11.~~

~~[5]~~	~~This section responds to comment 12.~~

~~[6]~~	~~This section responds to comment 24.~~

from the CPP, we have been able to take advantage of opportunities when they have arisen and our banks continue to be active lenders within their communities. Without the additional funds from the CPP, our prudent management philosophy and strict underwriting standards likely would have required us to continue to restrain lending due to the need to preserve capital during these uncertain economic conditions. While many other banks saw 2009 as a year of retraction or stagnation as it relates to lending activities, the capital from the CPP positioned Wintrust to make 2009 a year in which we expanded our lending. Specifically, since the receipt of the CPP funds, we have funded in excess of $~~[•]~~7.8 billion of loans, including funding of new loans, advances on prior commitments and renewals of maturing loans, consisting of over ~~[•]~~146,000 individual credits. These loans are to a wide variety of businesses and we consider such loans to be essential to assisting growth in the economy. On a net basis, the CPP capital helped enable us to increase our total loans from $7.6 billion as of December 31, 2008 to $~~[•]~~8.3 billion as of ~~December 31,~~September 30, 2009 and to increase deposits to fund those loans from $8.4 billion as of December 31, 2008 to $~~[•]~~9.8 billion as of ~~December 31,~~September 30, 2009.
In connection with our participation in the CPP, we have committed to expand the flow of credit to U.S. consumers and businesses on competitive terms, and to work to modify the terms of residential mortgages as appropriate. The following tables set forth quarterly information regarding our efforts to comply with these commitments since we received the CPP investment on December 19, 2008:

	Quarter ended
	September 30,	Quarter ended	Quarter ended
(Dollars in thousands)	2009	June 30, 2009	March 31, 2009
Consumer Loans
Number of new and renewed loans originated	1,940	1,676	2,649

Aggregate amount of loans originated	$61,806	$92,833	$54,002

Commercial and Commercial Real Estate Loans
Number of new and renewed loans originated	830	945	1,896

Aggregate amount of loans originated	$305,865	$414,179	$551,500

Residential Real Estate Loans
Number of new and renewed loans originated	4,655	6,735	5,230

Aggregate amount of loans originated	$984,985	$1,552,442	$1,284,465

Commercial premium Finance Loans
Number of new and renewed loans originated	40,995	40,663	38,173

Aggregate amount of loans originated	$910,923	$930,921	$892,127

To date, Wintrust generally has not modified the terms of residential mortgages.
We have no present plans to repay the CPP investment, but believe that we have the ability to conduct an equity offering that would allow us to make such repayment. Accordingly, we intend to remain focused on investing the proceeds of the CPP investment, and will only seek to repay such investment when we believe doing so is in the best interests of our shareholders.
For additional information on the terms of the preferred stock and the warrant, see ~~"—Treasury Capital Purchase Program.”~~Note 17 of the Financial Statements presented under Item 1 of this report.
TALF-Eligible Issuance. In September 2009, our indirect subsidiary, FIFC Premium Funding I, LLC, sold $600 million in aggregate principal amount of its Series 2009-A Premium Finance Asset Backed Notes, Class A (the “Notes”), which were issued in a securitization transaction sponsored by FIFC. FIFC Premium Funding I, LLC’s obligations under the Notes are secured by revolving loans made to buyers of property and casualty insurance policies to finance the related premiums payable by the buyers to the insurance companies for the policies.
At the time of issuance, the Notes were eligible collateral under TALF and certain investors therefore received non-recourse funding from the New York Fed in order to purchase the Notes. As a result, FIFC believes it received greater proceeds at lower interest rates from the securitization than it otherwise would have received in non-TALF-eligible transactions. As a result, if TALF is not renewed or is allowed to expire, it is possible that funding our growth will be more costly if we pursue similar transactions in the future. However, as is true in the case of the CPP investment, management views the TALF-eligible securitization as a funding mechanism offering us the ability to accelerate our growth plan, rather than one essential to the maintenance of our “well capitalized” status.
TLGP Guarantee. In November 2008, the FDIC adopted a final rule establishing the TLGP. The TLGP provided two limited guarantee programs: One, the Debt Guarantee Program, that guaranteed newly-issued senior unsecured debt, and another, the Transaction Account Guarantee program (“TAG”) that guaranteed certain non-interest-bearing transaction accounts at insured depository institutions. All insured depository institutions that offer non-interest-bearing transaction accounts had the option to participate in either program. We did not participate in the Debt Guarantee Program.
In December 2008, each of our subsidiary banks elected to participate in the TAG, which provides unlimited FDIC insurance coverage for the entire account balance in exchange for an additional insurance premium to be paid by the depository institution for accounts with balances in excess of the current FDIC insurance limit of $250,000. This additional insurance coverage would continue through December 31, 2009. In October 2009, the FDIC notified depository institutions that it was extending the TAG program for an additional six months until June 30, 2010 at the option of participating banks. Our subsidiary banks have determined that it is in their best interest to continue participation in the TAG program and have opted to participate for the additional six-month period.
Business Outlook~~7~~
Recent Performance~~.~~
We recorded net income of $~~[•]~~32.0 million, or $~~[•]~~1.07 per diluted share, for the quarter ended September 30, 2009, compared to $6.5 million of net income, or $0.06 per diluted common share, recorded in the second quarter of 2009. Compared to the third quarter of 2008, earnings per diluted common share increased $~~[•]~~1.20 per share, on a $~~[•]~~34.4 million increase in net income. Earnings per diluted common share in the third quarter of 2009 compared to the third quarter of 2008 were reduced by preferred stock dividends including discount accretion, related to our issuances of preferred stock in the second half of 2008, reducing net income available to common shareholders by $~~[•]~~4.1 million, or $~~[•]~~0.15 per diluted common share.
Management believes it made good progress on many strategic initiatives during a very active quarter. The acquisition of the life insurance premium finance portfolio was accounted for as a business combination and resulted in a bargain purchase gain of which $~~[•]~~113.1 million was recognized in the third quarter of ~~2009 and management~~2009. Management anticipates ~~it~~the Company will recognize additional bargain purchase gains on this portfolio in subsequent quarters to the extent that third party consents are obtained with respect to certain loans in the portfolio. The securitization of a portion of our ~~property and casualty~~commercial premium finance loan portfolio enhanced our regulatory capital position, balance sheet liquidity and earnings.
Our net interest margin for the quarter increased to ~~[•]~~3.25% from 2.91% in the second quarter and 2.74% in the third quarter of 2008 reflecting positive results from both deposit and asset re-pricing and solid balance sheet growth at reasonable and commensurate pricing levels. Fee and other income remained relatively strong while expenses, other than credit related expenses, were in line with expectations.
In regard to credit quality trends, we recorded a provision for credit losses of ~~$[•]~~approximately $91 million to accommodate net charge-offs ~~approximating $[•]~~of approximately $80 million during the quarter. In addition to these charge-offs, we also recorded ~~$[•]~~approximately $10 million of expense related to write downs of other real estate owned~~. $[•]~~ (“OREO”). Approximately $29 million of the quarter’s charge-offs relate to loans ~~which~~where specific reserves had previously been established ~~specific reserves.~~ . Approximately $~~[•]~~12 million of the charge-offs related to either dispositions or new problem assets. The remaining $~~[•]~~39 million related to continued

~~[7]~~	~~This section responds to the Staff’s bulleted requests in comment 23~~

downward revaluation of collateral values primarily related to real estate development. This revaluation, along with the $~~[•]~~10 million OREO charge, can be attributed to our commitment to liquidate problem assets in a very aggressive manner and, more importantly, to very recent changes in overall market conditions. As an increasing amount of troubled assets are being liquidated in the market as a whole, the appraised values are dropping accordingly, reflecting the adverse impact of the additional supply. These reduced valuations are further supported by liquidation bids which we have received on our ~~problem~~ portfolio~~.~~ of non-performing assets.
Our allowance for loan losses increased to $~~[•]~~95.1 million or ~~[•]~~1.15% of total loans. Adding our reserve for lending-related commitments and credit discount on purchased assets brings total credit reserves and discounts to $~~[•]~~134.4 million or ~~[•]~~1.62% of total loans. Management believes the allowance for loan losses is adequate given existing knowledge of our loan portfolio. However, if the valuation of real estate declines further, we may need to provide for additional potential losses in future quarters.
Total non-performing assets decreased $~~[•]~~7.4 million from the prior quarter end. Quarter -end non-performing loans include approximately $~~[•]~~17 million of administrative past due loans ~~which have been~~that were subsequently cleared in October 2009. Management ~~anticipates continued~~plans to continue its aggressive disposition of problem assets in the fourth quarter. ~~Management expects to have new problem assets in future quarters, but anticipates that dispositions or reductions of non-performing assets will exceed new problem assets.~~
We continue to focus on increasing core earnings and clearing the balance sheet of problem assets. Core earning opportunities remain in the areas of deposit re-pricing, core franchise growth and liquidity redeployment. At quarter end, we had in excess of $~~[•]~~1 billion in liquid assets and ~~was~~were operating at an ~~[•]~~84% loan to deposit ratio—just below the low end of our desired 85% to 90% range. ~~Earnings could be enhanced if we are successful in our objective of redeploying a portion of those liquid assets into higher yielding loans.~~